Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-133836

February 1, 2008

Republic of the Philippines

The Republic of the Philippines, or the Republic, has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. You should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at 1-800-503-4611.

The prospectus can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1030717/000119312508016180/d424b5.htm.

The information in the following section supplements the information about the Republic that is included in the prospectus filed with the SEC as follows:

RECENT DEVELOPMENTS

Recent Economic Developments

The following table sets out the Republic’s gross domestic product, or GDP, and gross national product, or GNP, growth rates for the specified periods (based on constant 1985 prices).

	2005	2006	2007
GDP growth (%) (at constant prices)	5.0	5.4	7.3
GNP growth (%) (at constant prices)	5.6	6.2	7.8

GDP/GNP

In 2007, GDP grew by 7.3% and GNP grew by 7.8%, compared to growth rates of 5.4% and 6.1%, respectively, in 2006. GDP growth was primarily attributable to strong growth in private consumption expenditure, which was supported by benign inflation and improved labor market conditions. Overall investment spending also expanded, with business sentiment continuing to remain positive as indicated by Government surveys. GNP growth was also driven by continued growth in net factor income from abroad, which registered 12.6% growth, slightly less than the growth of 13.3% recorded in 2006.

Agriculture, Fishery and Forestry

The agriculture, fishery and forestry sector grew by 5.1% in 2007, compared to growth of 3.8% in 2006. The agriculture and fishery subsector grew by 5.0% in 2007, compared to 3.9% in 2006, benefiting particularly from Government programs that were put in place as a rapid response measure to mitigate the negative effects of extreme dry weather conditions experienced in some areas of the Republic in the first half of 2007. Leading contributors to growth in agriculture in 2007 were fishery, corn and banana production. Rice production continued to grow in 2007 at a rate of 6.0%, while corn production grew by 10.8% and fishery grew by 6.9%.

Industry

The industry sector grew by 6.6% in 2007 compared to growth of 4.5% in 2006, due primarily to growth in the mining and quarrying subsector, and the construction subsector. In 2007, the mining and quarrying subsector grew by 25.0%, compared to a decline of 6.1% in 2006, as a result of higher metal prices in the world market. The growth in the mining and quarrying subsector also related to the Government’s 2005 policy efforts to revive the mining industry. Mining of copper, gold, nickel and other metals, stone quarrying and crude petroleum production all contributed to the mining and quarrying subsector’s growth. The construction subsector grew by 19.5% in 2007, compared to 7.3% growth in 2006, as both public and private construction increased. The increase in public construction was driven by Government infrastructure projects. The utilities subsector grew 7.2% in 2007, driven by stable consumption and increasing commercial services. Manufacturing, which is the largest subsector in the industry sector, recorded lower growth of 3.3% in 2007, compared to growth of 4.6% in 2006, as a result of increased competition from China and other countries in the region and lower exports resulting from slower economic growth in export markets.

Services

The services sector was the fastest growing sector of the economy, experiencing growth of 8.7% in 2007, compared to growth of 6.7% in 2006, due principally to a property market supported by favorable interest rates. The stock market also exhibited increased trading volume in 2007, which was attributable to higher corporate earnings and improved fiscal performance, and this contributed positively to services sector growth. Leading the growth in the services sector were the finance, trade, private services, and transportation, communication and storage subsectors. Financial services grew by 12.3% in 2007, compared to growth of 11.4% in 2006. The increase was attributable to higher remittances from overseas Filipino workers (“OFWs”) and an increase in tourism. Trade services recorded growth of 9.8% in 2007, compared to growth of 6.1% in 2006. Transportation, communication and storage increased from growth of 6.3% in 2006 to growth of 8.2% in 2007. Private services grew by 8.8% in 2007, compared to growth of 6.9% in 2006, primarily as a result of increases in business process outsourcing services and increased spending for health and educational services, both of which were attributable in part to higher OFW remittances.

Income from Abroad

Net factor income from abroad, which is a component of GNP but is not included in GDP, recorded growth of 12.6% in 2007 compared to growth of 13.3% in 2006. Net factor income from abroad was inconsistent across the quarterly periods in 2007, recording growth of 14.5%, 17.1% and 24.2% in the first, second and third quarters of 2007, but recording a decline of 3.0% in the fourth quarter of 2007. The decline in net factor income from abroad in the fourth quarter was due primarily to reduced levels of compensation from abroad, which was attributable to the stronger peso; the decrease was partially offset by an increase in rental income from abroad.

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